Exhibit 99.1

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	December 31, 2020	June 30, 2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$14,324,371	$94,120,158
Other receivables (Note 14)	528,841	—
Prepayments	511,208	615,212
Financial assets at fair value through profit or loss (Notes 7 and 20)	137,926	—

Total current assets	15,502,346	94,735,370

NON-CURRENT ASSETS
Investment in associate company (Note 8 and Note 9)	—	818,560
Property, plant and equipment, net	13,387	8,678
Right-of-use assets	462,550	330,148
Intangible assets	160	12,016
Refundable deposits	103,307	120,050

Total non-current assets	579,404	1,289,452

TOTAL ASSETS	$16,081,750	$96,024,822

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$2,319,558	$2,046,787
Other payables (Notes 10 and 17)	4,280,409	2,791,630
Current borrowings (Notes 11 and 19)	2,900,971	—
Current borrowings from related parties (Notes 11, 19 and 21)	617,912	—
Lease liabilities – current	271,624	281,309
Financial liabilities at fair value through profit or loss (Notes 7 and 20)	267,000	—

Total current liabilities	10,657,474	5,119,726

NON-CURRENT LIABILITIES
Long-term borrowings (Notes 11 and 19)	15,183,421	15,214,780
Lease liabilities – non-current	281,149	63,322
Other non-current liabilities (Note 17)	111,990	272,242

Total non-current liabilities	15,576,560	15,550,344

TOTAL LIABILITIES	26,234,034	20,670,070

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares (Note 13)	61,826,237	63,013,589
Capital surplus	123,582,460	220,352,368
Accumulated deficits	(195,682,714)	(207,832,257)
Other reserves	(178,948)	(178,948)

Total (deficit) equity attributable to stockholders of the Company	(10,452,965)	75,354,752

NON-CONTROLLING INTERESTS	300,681	—

Total (deficit) equity	(10,152,284)	75,354,752

TOTAL LIABILITIES AND EQUITY	$16,081,750	$96,024,822

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	For the six months ended June 30
	2020	2021
NET REVENUE	$—	$—

COST OF REVENUE	—	—

GROSS PROFIT	—	—

OPERATING EXPENSES (Notes 12, 14 and 17)
General and administrative expenses	(2,788,423)	(6,893,836)
Research and development expenses	(4,247,175)	(7,795,493)

Total operating expenses	(7,035,598)	(14,689,329)

LOSS FROM OPERATIONS	(7,035,598)	(14,689,329)

NON-OPERATING INCOME AND EXPENSES
Other income (Note 14)	—	340,076
Interest income	216	157
Gain on dilution of subsidiary and recognition of associate (Note 8)	—	2,307,735
Other gains and losses	391,435	319,636
Finance costs (Note 14)	(677,637)	(614,902)

Total non-operating income and expenses	(285,986)	2,352,702

Share in losses of associated company, accounted for using equity method	—	(81,880)

LOSS BEFORE INCOME TAX	(7,321,584)	(12,418,507)

INCOME TAX EXPENSE (Note 15)	—	—

NET LOSS FOR THE PERIOD	(7,321,584)	(12,418,507)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(74,331)	—

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(7,395,915)	$(12,418,507)

NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(7,005,889)	$(12,149,543)
Non-controlling interests	(315,695)	(268,964)

	$(7,321,584)	$(12,418,507)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(7,080,220)	$(12,149,543)
Non-controlling interests	(315,695)	(268,964)

	$(7,395,915)	$(12,418,507)

LOSS PER ORDINARY SHARE (Note 16)
Basic and diluted	$(0.04)	$(0.04)
LOSS PER EQUIVALENT ADS (Note 16)
Basic and diluted	$(0.20)	$(0.20)

Each ADS represents five ordinary shares.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	Ordinary Shares (Note 13)		Capital Surplus (Note 13)
	Number of shares	Amount	Ordinary Shares	Share Options Reserve		Other	Total	Accumulated Deficits	Unrealized Valuation Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Non- controlling Interests (Note 8)	Total Equity
BALANCE AT JANUARY 1, 2020	189,954,970	$61,366,844	$108,800,191		$6,274,591	$1,420,928	$116,495,710	$(179,484,825)	$(55,084)	$1,074,081	$(603,274)
Net loss for the six months ended June 30, 2020	—	$—	$—	$		$—	$—	$(7,005,889)	$—	$(315,695)	$(7,321,584)
Other comprehensive loss for the six months ended June 30, 2020	—	$—	$—		$—	$—	$—	$—	$(74,331)	$—	$(74,331)

Total comprehensive loss for the six months ended June 30, 2020	—	$—	$—		$—	$—	$—	$(7,005,889)	$(74,331)	$(315,695)	$(7,395,915)

BALANCE AT JUNE 30, 2020	189,954,970	$61,366,844	$108,800,191		$6,274,591	$1,420,928	$116,495,710	$(186,490,714)	$(129,415)	$758,368	$(7,999,189)

BALANCE AT JANUARY 1, 2021	209,675,470	$61,826,237	$115,754,741		$6,406,791	$1,420,928	$123,582,460	$(195,682,714)	$(178,948)	$300,681	$(10,152,284)
Issuance of new share capital (Note 13)	136,412,540	$1,167,371	$100,388,337		$—	$—	$100,388,337	$—	$—	$—	$101,555,708
Transaction cost attributable to the issuance of ordinary shares	—	$—	$(4,576,671)		$—	$—	$(4,576,671)	$—	$—	$—	$(4,576,671)
Issuance of ordinary shares under employee share option plan	572,500	$5,725	$714,275		$(505,500)	$—	$208,775	$—	$—	$—	$214,500
Recognition of employee share options by the company	—	$—	$—		$1,564,673	$—	$1,564,673	$—	$—	$—	$1,564,673
Warrants exercised	1,425,550	$14,256	$561,143		$—	$—	$561,143	$—	$—	$—	$575,399
Non-controlling interests derecognized due to dilution of subsidiary (Note 8)	—	$—	$—		$—	$—	$—	$—	$—	$(31,717)	$(31,717)
Other comprehensive income due to dilution of subsidiary (Note 8)	—	$—	$—		$—	$(1,376,349)	$(1,376,349)	$—	$—	$—	$(1,376,349)
Net loss for the six months ended June 30, 2021	—	$—	$—		$—	$—	$—	$(12,149,543)	$—	$(268,964)	$(12,418,507)

Total comprehensive loss for the six months ended June 30, 2021	—	$—	$—		$—	$—	$—	$(12,149,543)	$—	$(268,964)	$(12,418,507)

BALANCE AT JUNE 30, 2021	348,086,060	$63,013,589	$212,841,825		$7,465,964	$44,579	$220,352,368	$(207,832,257)	$(178,948)	$—	$75,354,752

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

	For the six months ended June 30
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(7,321,584)	$(12,418,507)
Adjustments for:
Depreciation expenses	149,043	141,321
Amortization expenses	1,957	504
Net loss (gain) on fair value changes of financial assets at fair value through profit or loss	9,254	(129,075)
Finance costs	677,637	614,902
Interest income	(216)	(157)
Compensation costs recognized of share-based payment transactions	166,992	2,329,874
Gain on dilution of subsidiary and recognition of associate	—	(2,307,735)
Share of loss of associates accounted for using equity method	—	81,880
Gain on disposal of property, plant and equipment	(359)	—
Unrealized gain on foreign exchange, net	(390,055)	(192,176)
Changes in operating assets and liabilities
Increase in other receivables	—	528,841
Increase in prepayments	(226,279)	(104,004)
Decrease in trade payables	(461,297)	(272,771)
Decrease in other payables	(831,765)	(1,531,218)

Cash used in operations	(8,226,672)	(13,258,321)
Interest received	216	157
Interest paid	(20,125)	(1,223,529)
Income tax paid	—	—

Net cash used in operating activities	(8,246,581)	(14,481,693)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	—	(4,211)
Acquisition of intangible assets	—	(12,360)
Proceeds from disposal of property, plant and equipment	359	—
Increase in refundable deposits	—	(16,743)

Net cash generated from/(used in) investing activities	359	(33,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment on long term borrowings	—	(3,250,000)
Repayment of the principal portion of lease liabilities	(129,365)	(208,142)
Proceeds with new share capital	—	101,555,708
Proceeds from exercise of loan warrants	—	575,399
Proceeds from exercise of share options	—	214,500
Payments for transaction costs attributable to the issuance of ordinary shares	—	(4,576,671)

Net cash generated in financing activities	(129,365)	94,310,794

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,375,587)	79,795,787

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	22,203,031	14,324,371

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$13,827,444	$94,120,158

Non-cash transactions

As disclosed in Note 8, the Company’s shareholding in Jaguahr Therapeutics Pte. Ltd in April 2021 was diluted as a result of which, the Company’s majority controlling interest was lost. However the Company retains significant influence and thus the former subsidiary is recognised as an associated company (as defined in Note 4). The foregoing is accounted for as a non-cash equity transaction, using the equity method.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(In U.S. Dollars, other than shares or share data, or otherwise noted)

(Unaudited)

1.	GENERAL INFORMATION

ASLAN Pharmaceuticals Limited (“ASLAN Cayman”) was incorporated in the Cayman Islands in June 2014 and is the listing vehicle for the listing on the Nasdaq Global Market sponsored with its issuance of American Depositary Shares (“ADSs”) in the United States. ASLAN Cayman and its subsidiaries (collectively referred to as the “Company”) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients.

The Company’s portfolio is led by ASLAN004, a potential first-in-class human monoclonal antibody that binds to the IL-13 receptor a1 subunit (IL-13Ra1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13 which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin.

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014 as the listing vehicle. The Company’s ADSs have been listed on the Nasdaq Global Market since May 2018.

The Company has financed its operations to date primarily through the issuance of common shares. The Company has incurred net losses since inception. Please refer to Note 18 for details of the Company’s current fund raising activities.

On October 15, 2019, the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The Company owned a controlling stake 55% of the joint venture entity, which is called Jaguahr Therapeutics Pte. Ltd, before the second tranche of investment was completed by Bukwang Pharmaceutical Co., Ltd. on April 28, 2021 resulting in a dilution of the Company’s shareholding from 55% to 35% and the loss of control of Jaguahr Therapeutics Pte. Ltd., which accordingly ceased to be a subsidiary. Please refer to Notes 8 and Note 9 for details.

Both the reporting and functional currency of the Company is the U.S. dollar.

2.	APPROVAL OF FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements were approved by the Company’s Audit Committee on August 6, 2021.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.	Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current year.

The Company has applied the amendments to IFRSs including Phase 2 amendments ‘Interest Rate Benchmark Reform: Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 7 “Financial Instruments”, and IFRS 16 “Leases” which were issued by the IASB in August 2020 for the annual period that began on or after January 1, 2021. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s condensed consolidated financial statements.

b.	New and revised IFRSs issued but not yet effective

Of the new, amended and revised standards and interpretations (collectively the “New IFRSs”) that have been issued but are not yet effective, the Company has not applied the following.

New IFRSs	Effective Date Announced by IASB (Note 1)
“Annual Improvements to IFRS Standards 2018–2020”	January 1, 2022 (Note 2)
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022 (Note 3)
Amendments to IFRS 4 “Extension of the Temporary Exemption from Applying IFRS 9”	Effective immediately upon promulgation by the IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17	January 1, 2023
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022 (Note 4)
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022 (Note 5)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual reporting periods beginning on or after their respective effective dates.

Note 2:	The amendments to IFRS 9 are applied prospectively to modifications and exchanges of financial liabilities that occur on or after the annual reporting periods beginning on or after January 1, 2022. The amendments to IFRS 1 “First-time Adoptions of IFRSs” are applied retrospectively for annual reporting periods beginning on or after January 1, 2022.

Note 3:	The amendments are applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

Note 4:	The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2022.

Note 5:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

As of the date the condensed consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and financial performance and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

The condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated financial statements are not subject to qualification relating to the application of IFRSs as issued by IASB.

b.	Basis of preparation

The condensed consolidated financial statements have been prepared on the historical cost basis except for financial instruments and other payable arising from cash-settled share-based payment arrangements which are measured at fair value.

c.	Basis of consolidation

The condensed consolidated financial statements include the financial statements of the ASLAN Cayman and entities controlled by ASLAN Cayman (its subsidiaries). When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.

d.	Other significant accounting policies

Except as described below, the accounting policies applied in these condensed consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended December 31, 2020.

Basis of consolidation

When the Company loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

Associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 36 Impairment of assets are applied to determine whether it is necessary to recognise any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the associate is disposed off.

When the Company reduces its ownership interest in an associate but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a Company entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognised in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

The Company applies IFRS 9, including the impairment requirements, to long-term interests in an associate to which the equity method is not applied and which form part of the net investment in the investee. Furthermore, in applying IFRS 9 to long-term interests, the Company does not take into account adjustments to their carrying amount required by IAS 28 (i.e. adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In applying the Company’s accounting policies, which are described in Note 4, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revisions affect only that period or in the period of the revisions and future periods if the revisions affect both current and future periods.

For the critical accounting judgments and key sources of estimation uncertainty and assumption applied in the condensed consolidated financial statements, refer to the consolidated financial statements for the year ended December 31, 2020.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2020	June 30, 2021
Cash on hand	$1,709	$647
Deposits in banks	14,322,662	94,119,511

	$14,324,371	$94,120,158

As disclosed in Note 13, the Company has raised $97.0 million (net proceeds) and $0 from the issuance of ADSs in the 6 months period ended June 30, 2021 and 2020 respectively.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2020	June 30, 2021
Financial assets at fair value through profit and loss (FVTPL) - current
Financial assets classified as at FVTPL
Derivative financial assets – pre-redemption right (a)	$137,926	$—

Financial assets at fair value through profit and loss (FVTPL) - current
Financial liabilities at FVTPL
Derivative financial liabilities - conversion right (a)/(b)	$267,000	$—

a.

On October 25, 2019, the Company entered into a loan facility agreement with warrants and was entitled to repay at any time prior to expiry of the term, as detailed in Note 11 (under the heading of “October/November 2019 Loan Facility”).

b.	On September 30, 2019, the Company entered into a convertible loan facility, as detailed in Note 11 (under the heading of “Convertible Loan Facility”).

8.	DETAILS OF SUBSIDIARIES THAT HAVE MATERIAL NON-CONTROLLING INTERESTS

On October 15, 2019, the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The Company at that time owned a controlling stake 55% of the joint venture entity, which is called Jaguahr Therapeutics Pte. Ltd.

Details of the subsidiary that have material non-controlling interests:

		Proportion of Ownership and Voting Rights Held by Non-controlling Interests
Name of Subsidiary	Principal Place of Business	December 31, 2020	June 30, 2021
Jaguahr Therapeutics Pte. Ltd.	Singapore	45%	65%*

	Profit (Loss) Allocated to Non-controlling Interests		Accumulated Non-controlling interests
	For the Year Ended June 30
	2020	2021	December 31, 2020	June 30, 2021
Name of Subsidiary
Jaguahr Therapeutics Pte. Ltd.	$(315,695)	$(332,400)	$300,681	$—

*	On April 28, 2021 the Company’s shareholding was diluted from 55% to 35% resulting in a loss of control as at April 28, 2021 as further detailed below.

The summarized Jaguahr Therapeutics Pte. Ltd. financial information below represents amounts before intragroup eliminations.

	December 31, 2020	June 30, 2021
Current assets	$807,560	$2,277,244
Current liabilities	(139,378)	(81,669)

Equity	$668,182	$2,195,575

Equity attributable to:
Stockholders of the Company	$367,501	$768,451
Non-controlling interests	300,681	1,427,124

	$668,182	$2,195,575

	For the Period Ended June 30
	2020	2021
Revenue	$—	$—

Loss for the year, representing total comprehensive loss for the year	$(701,545)	$(972,608)

Attributable to:
Stockholders of the Company	$(385,850)	$(621,764)
Share of losses of associates (Note 9)	—	(81,880)
Non-controlling interests	(315,695)	(268,964)

	$(701,545)	$(972,608)

The Company transferred the global rights to all of the assets related to AhR technology, into Jaguahr Therapeutics Pte. Ltd (“JAGUAHR”). Subject to the fulfilment of certain conditions, Bukwang agreed to invest $5.0 million in JAGUAHR in two tranches to fund the development of the assets, identify a lead development compound and file an Investigational New Drug (IND) application (JV Agreement). The first tranche of $2.5 million was received by JAGUAHR from Bukwang in October 2019.

On March 23, 2021, an Amendment to the JV Agreement was executed. Pursuant to the amended JV Agreement, the second tranche of $2.5 million became payable to JAGUAHR in exchange for 80,000 new shares upon approval by its joint steering committee of an amended research plan, timeline and budget, to complete the additional research required to nominate a candidate drug.

On April 28, 2021, the second tranche of $2.5 million was received from Bukwang. In consideration for such payment, 80,000 new shares were issued to Bukwang. Due to the second tranche, the Company’s shareholding was diluted to 35% from 55%, resulting in loss of control over the subsidiary. The Company has retained a significant influence over JAGUAHR, resulting in an equity accounted associate being recognized as disclosed in Note 9. A gain on dilution of subsidiary of $2,307,735 representing the reversal of the capital reserve of $1,376,349, being the initial reserve set up upon formation of the subsidiary, non-controlling interest derecognized of $31,717 at the date of dilution and 35% of the fair value of net identifiable assets of JAGUAHR at the date of the dilution being recognized for the six months ended June 30, 2021.

Until the Investigational New Drug (IND) application is filed, ASLAN Pharmaceuticals Pte. Ltd. retains the right to offer to purchase, and, upon valid exercise to buy back all or part of the equity held by Bukwang at a price equal to three times the amount invested by Bukwang upon receiving Bukwang’s acceptance notice.

9.	INVESTMENT IN ASSOCIATE COMPANY

Movements in investment in associate company are as follows:

	December 31, 2020	June 30, 2021
Beginning balance	$—	$—
Unquoted equity shares at fair value of identifiable assets	—	900,440
Share of losses of associates	—	(81,880)

Ending balance	$—	$818,560

Set out below are the investment in associates of the Company as at 30 June 2021 which are accounted for using the equity method in the consolidated financial statements. There were no investment in associates as at 31 December 2020.

Name of associated company	Principal activities	Country of incorporation	Equity holdings
			June 30, 2021
			%
Jaguahr Therapeutics Pte. Ltd.	New drug research and development	Singapore	35

Details of associates

Please refer to Note 8 on the summarized financial information in respect of the Company’s material associate, Jaguahr Therapeutics Pte. Ltd.

10.	OTHER PAYABLES

	December 31, 2020	June 30, 2021
Payables for cash-settled share-based payment transactions (Note 17)	$1,073,593	$1,429,303
Payables for salaries and bonuses	1,492,325	691,768
Interest payables	735,510	171,263
Payables for professional fees	837,803	448,709
Others	141,178	50,587

	$4,280,409	$2,791,630

11.	BORROWINGS

	December 31, 2020	June 30, 2021
Long-term borrowings – Unsecured
Loans from government	$7,494,665	$7,366,882
Other long-term borrowings	4,060,357	4,060,357
Interest payables	3,628,399	3,787,541

	$15,183,421	$15,214,780

Current borrowings - Unsecured
Loans from shareholders	$2,571,701	$—
Interest payables	329,270	—

	$2,900,971	$—

Current borrowings from related parties - Unsecured
Loans from related parties	$550,000	$—
Interest payables	67,912	—

	$617,912	$—

a.	Loans from government

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%. Until the Company has fulfilled its repayment obligations under the Grant, the Company has ongoing update and reporting obligations to the EDB. In the event the Company breaches any of its ongoing obligations under the Grant, EDB can revoke the Grant and demand that the Company repay the funds disbursed to the Company under the Grant. There were no breaches as of December 31, 2020 and June 30, 2021.

As of December 31, 2020 and June 30, 2021, the amounts of funds disbursed to the Company plus accrued interest were $11,123,065 and $11,154,423, respectively.

b.	Other long-term borrowings

CSL Finance Pty Ltd.

On May 12, 2014, ASLAN Pharmaceuticals Pte. Ltd. obtained a loan facility of $4.5 million from CSL Finance Pty Ltd. The amount was based on 75% of research and development costs approved by CSL Finance Pty Ltd. at each drawdown period. The loan is repayable within 10 years from the date of the facility agreement. Interest on the loan is computed at 6% plus LIBOR and is payable on a quarterly basis. Mandatory prepayment of the loan is required upon a successful product launch occurring before maturity of the loan.

As of December 31, 2020 and June 30, 2021, the aggregate carrying amount including principal and accrued interest outstanding under CSL Loan Facility were $4,795,867 and $4,231,620, respectively. The CSL loan including principal and accrued interest was repaid on July 13, 2021. Please refer to Note 24 for details.

Convertible Loan Facility

On September 30, 2019, the Company entered into a loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the “September 2019 Loan Facility”). The September 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down on such facility. In October 2019, the Company drew down on $1.0 million under the Convertible Loan Facility. The Company has the option to repay the amounts owed at any time, subject to certain conditions. The redemption right of the Company and the convertible right of the lender are recognized as derivative financial instruments. Please refer to Note 7- “Financial liabilities at fair value through profit or loss (FVTPL)”.

On March 29, 2021, the Company exercised the early pre-redemption right and repaid the Convertible Loan Facility, including accrued interest and derecognized the derivative financial instruments.

October/November 2019 Loan Facility

On October 25, 2019, the Company entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019 the Company entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the “October/November 2019 Loan Facility”). The October/November 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down the facility, which must be drawn down in full. The Company has the option to repay not less than $1.0 million of the amounts owed under the October/November 2019 Loan Facilities at any time, subject to certain conditions.

In the event that the Company in a single re-financing transaction raises more than ten times the aggregate loan amount prior to expiry of the term, the Company will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such re-financing transaction.

In 2019, the Company drew down on $2.25 million under the loan facilities. In connection with the October/November 2019 Loan Facility, the Company issued warrants (collectively referred to as the “Warrants”). These Warrants entitle lenders optionally to purchase shares up to a maximum of 50% of the principal loan amount, at an exercise price of $2.02 per ADS. The Warrants are exercisable only after the Company’s ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting to be August 25, 2021 or (ii) expiry of the term of the October/November 2019 Loan Facility.

The Company was entitled to repay all or part of the loans at any time prior to expiry of the term and Company evaluated the pre-redemption right as derivative financial assets as disclosed in Note 7. On March 22, 2021, the Company exercised the early pre-redemption right and repaid the October/November 2019 Loan Facility in full including accrued interest.

At the same time, holders of Warrants amounting to $575,399 of the principal loan amount, purchased 1,425,550 ordinary shares (representing 285,110 ADSs) at an exercise price of $2.02 per ADS.

c.	Unsecured borrowings from related parties

The terms of the unsecured borrowings from related parties are the same as the terms of the October/November 2019 Loan Facility as disclosed in 11.b above. On March 29, 2021, the Company exercised the early pre-redemption right and repaid the unsecured borrowings from related parties, including accrued interest and derecognized the derivative financial instruments.

12.	RETIREMENT BENEFIT PLANS

Defined Contribution Plans

ASLAN Pharmaceuticals Pte. Ltd. adopted a defined contribution plan, which is a post-employment benefit plan, under which ASLAN Pharmaceuticals Pte. Ltd. pays fixed contributions into the Singapore Central Provident Fund on a mandatory basis. ASLAN Pharmaceuticals Pte. Ltd. has no further payment obligations once the contributions have been paid. The contributions are recognized as “employee compensation expenses” when they are due.

For the six months ended June 30, 2020 and 2021, the total expense for such employee benefits in the amount of $123,693 and $121,676 were recognized, respectively.

13.	EQUITY

Ordinary shares

	December 31, 2020	June 30, 2021
Number of ordinary shares authorized	500,000,000	500,000,000
Authorized par value of per share	$0.01	$0.01
Number of ordinary shares issued and fully paid	209,675,470	348,086,060
Number of equivalent ADSs issued and fully paid	41,935,094	69,617,212
Amount of ordinary shares authorized	$5,000,000	$5,000,000
Amount of share capital par value issued and fully paid	$61,826,237	$63,013,589
Amount of share capital surplus issued and fully paid	$115,754,741	$212,841,825

Issuance of new ADSs

In February 2021, the Company sold 25,568,180 ordinary shares (the equivalent of 5,113,636 ADSs) in a private placement for net proceeds of approximately $18.0 million pursuant to a securities purchase agreement the Company entered into with the purchasers in the private placement (the Securities Purchase Agreement).

In March 2021, the Company sold 17,250,000 ADSs representing 86,250,000 ordinary shares in an underwritten public offering for net proceeds of $64.9 million after deducting underwriting discounts and commissions and offering expenses.

As disclosed in Note 11b, the share capital was increased when holders of Warrants amounting to $575,399 of the principal loan amount of the October/November 2019 Loan Facility, purchased 1,425,550 ordinary shares (representing 285,110 ADSs) at an exercise price of $2.02 per ADS.

As of June 30, 2021, the Company had raised total net proceeds $21.5 million by issuing 44,314,860 ordinary shares (representing 8,862,972 ADSs) under the ATM Sales Agreement of which 3,953,985 ADSs were issued from October 9, 2020 through December 31, 2020 for net proceeds of $7.4 million and 4,908,987 ADSs were issued in the six months period ended June 30, 2021, for net proceeds of $14.1 million.

Capital surplus

Capital surplus represents the premium of fully paid outstanding shares issued over the authorized par value of per share. As of June 30, 2021, the share capital surplus issued and fully paid has increased to $212,841,825 from $115,754,741 as of December 31, 2020 due to the issuance of ADSs during the period as described above.

14.	LOSS BEFORE INCOME TAX

a.	General and administrative expenses

	June 30, 2020	June 30, 2021
General and administrative expenses	$2,788,423	$6,893,836

General and administrative expenses primarily related to employee expenses, professional fees and indirect offering cost. There were no changes in the nature of general and administrative expenses other than the increased expenses in headcount and higher professional fees and indirect offering costs relating to the issuance of ADSs for the six months ended June 30, 2021 as disclosed in Note 13.

b.	Research and development expenses

	June 30, 2020	June 30, 2021
Research and development expenses	$4,247,175	$7,795,493

Research and development expenses related to preclinical and clinical development work, manufacturing and employee expenses. There were no changes in the nature of research and development expense other than the increased level of Research and development activity for the six months ended June 30, 2021.

c.	Other income

	June 30, 2020	June 30, 2021
ADSs issuance contribution	$—	$309,527
Government subsidies	—	21,392
Others	—	9,157

	$—	$340,076

The ADSs issuance contribution constitutes other non-operating income and is receivable from J.P. Morgan Chase Bank N.A., the Custodian and the Depositary under the Company’s ADS program, as part of the issuance of new ADSs issued for the six months ended 30 June 2021. For the six months ended June 30, 2020 and June 30, 2021, the Company recognized $0 and $309,527, respectively, as other non-operating income and as of December 31, 2020 and June 30, 2021, $528,841 and $0 were outstanding and recognized as other receivables.

Government subsidies were provided by the Singapore government in 2021 to help employers retain local employees during the COVID-19 pandemic.

d.	Finance costs

	For the six months ended June 30
	2020	2021
Interest on government loans	$213,681	$223,536
Interest on loans from shareholders and related parties	169,707	204,847
Interest on lease liabilities	20,125	13,330
Other interest expenses	274,124	173,189

	$677,637	$614,902

e.	Depreciation and amortization

	For the six months ended June 30
	2020	2021
Right-of-use assets	$132,913	$132,402
Property, plant and equipment	16,130	8,919
Computer software	1,957	504

	$151,000	$141,825

All depreciation and amortization expenses are recorded as general and administrative expenses for the six months ended June 30, 2020 and 2021.

f.	Employee benefits expense

	For the six months ended June 30
	2020	2021
Short-term benefits	$2,042,348	$3,255,606
Post-employment benefits (Note 12)	123,693	121,676
Share-based payments (Note 17)
Equity-settled	—	1,564,673
Cash-settled	166,992	765,201

Total employee benefits expense	$2,333,033	$5,707,156

Employee benefits expense by function
General and administrative expenses	$2,015,024	$4,158,710
Research and development expenses	318,009	1,548,446

	$2,333,033	$5,707,156

15.	INCOME TAXES

Income Tax Recognized in Profit or Loss

	For the six months ended June 30
	2020	2021
Current tax
In respect of the current period	$—	$—

The Company has unused tax losses of $151 million for year of assessment 2020 (Year of assessment 2019: $134 million) available for offset against future profits. No deferred tax asset has been recognised in respect of all the unused tax losses as it is not considered probable that there will be future taxable profits available. Subject to qualifying conditions, the unused trade losses can be carried forward indefinitely.

a.	Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.	Singapore

ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd., incorporated in Singapore, are subject to the statutory corporate income tax rate of 17%. ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd. have no taxable income for the six months ended June 30, 2020 and 2021, and therefore, no provision for income tax is required.

c.	Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan, is subject to the statutory corporate income tax rate of 20% and the corporate surtax rate of 5%.

d.	Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the six months ended June 30, 2020 and 2021, and therefore, no provision for income tax is required.

e.	Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the six months ended June 30, 2020 and 2021, and therefore, no provision for income tax is required.

f.	China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the six months ended June 30, 2020 and 2021, and therefore, no provision for income tax is required.

g.	United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. ASLAN Pharmaceuticals (USA) Inc. has no taxable income for the six months ended June 30, 2020 and 2021, and therefore, no provision for income tax is required.

16.	LOSS PER SHARE

	For the six months ended June 30
	2020	2021
Basic and diluted loss per ordinary share	$(0.04)	$(0.04)
Basic and diluted loss per equivalent ADS	$(0.20)	$(0.20)

The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the six months ended June 30
	2020	2021
Loss used in the computation of basic and diluted loss per share	$(7,005,889)	$(12,149,543)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	189,954,970	302,985,377
Weighted-average number of ADSs in the computation of basic loss per ADS	37,990,994	60,597,075

17.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s employee share option plan, qualified employees of the Company and its subsidiaries were granted 910,000 options in July 2011, 669,750 options in July 2012, 619,250 options in July 2013, 680,625 options in July 2014, 2,477,336 options in July 2015, 1,032,250 options in July 2016 and 825,833 options in September 2017.

The board of directors of the Company, as of July 26, 2016, resolved to double the number of shares underlying each outstanding award granted previously to reflect the subdivision ratio of the share split made in connection with the corporate restructuring of May 27, 2016. The exercise price for each award previously granted was correspondingly adjusted by a decrease of 50%. The modification did not cause any incremental adjustments to the fair value of the granted awards.

Each option entitles the holder to subscribe for one ordinary share of the Company. Options granted pursuant to the 2010 to 2016 Plan are either vested in full as of the date of grant or are 25% vested as of the date of grant, with the remaining 75% vesting in equal annual installments over the three years following the date of grant. Options granted pursuant to the 2017 Plan vest in full upon the two year anniversary of the date of grant.

On December 10, 2020, the Board of Directors (the “Board”) of the Company approved the Company’s 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The maximum number of ordinary shares that may be issued under the 2020 EIP is 20,676,974 ordinary shares (an equivalent of 4,135,395 ADSs of the Company, each ADS representing five ordinary shares). Awards granted under the 2020 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with the Company or the Company’s acquisition of the entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2020 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options. References in this summary to ordinary shares include an equivalent number of the Company’s ADSs. Under the Company’s 2020 employee share option plan, qualified employees of the Company and its affiliates were granted 3,824,062 options on December 15, 2020, 12,000 options on January 28, 2021, 75,000 options on February 22, 2021, and 75,000 options on March 22, 2021. Each option entitles the holder to subscribe for one ADS of the Company. The options granted are valid for 10 years and exercisable at certain percentages once they have vested. No performance conditions were attached to the plan.

Information on employee share options granted from July 2011 to 2016 is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company (1 ADS represents 5 ordinary shares):

	For the six months ended June 30
	2020		2021
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	6,670,356	$1.43	6,670,356	$1.43
Options forfeited	—	—	—	—
Options exercised	—	—	(114,500)	1.87

Balance at June 30	6,670,356	1.43	6,555,856	1.43

Options exercisable, end of period	6,670,356	1.43	6,555,856	1.43

Information on employee share options granted in September 2017 is as follows. Each option entitles the holder to subscribe for one ordinary share of the Company (1 ADS represents 5 ordinary shares):

	For the six months ended June 30
	2020		2021
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	501,167	$1.28	501,167	$1.28
Options forfeited	—	—	—	—

Balance at June 30	501,167	1.28	501,167	1.28

Options exercisable, end of period	501,167	1.28	501,167	1.28

There were no employee share options granted for the six months ended June 30, 2020.

Information on employee share options granted in January 2021, February 2021 and March 2021 are as follows. Each option entitles the holder to subscribe for one ADS of the Company:

	For the six months ended June 30 2021
	Number of Options	Weighted- average Exercise Price Per Option
Balance at January 1, 2021	3,824,062	$2.06
Options granted	162,000	3.86
Options forfeited	(81,000)	—

Balance at June 30, 2021	3,905,062	2.13

Options exercisable, end of period	266,100	2.06

Weighted-average fair value of options granted		$2.63

Information on outstanding options as of June 30, 2021 is as follows:

July 2011		July 2012		July 2013		July 2014
Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)
$0.20-$0.80	0.7	$0.80	1.7	$0.80 - $1.36	2.7	$1.36	3.7

July 2015		July 2016		July 2017		December 2020		January-March 2021
Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)
$1.36-$1.88	4.7	$2.26	5.7	$1.28	6.9	$2.06	9.59	$2.35-$4.12	9.79

Options granted in July of 2010, 2011, 2012, 2013, 2014, 2015, 2016, September 2017, December 2020, January 2021, February 2021 and March 2021 were priced using the binomial option pricing model, and the inputs to the model were as follows:

	July 2011	July 2012	July 2013	July 2014	July 2015	July 2016	September 2017	December 2020	January-March 2021
Grant-date share price	$0.80	$1.25	$1.36	$1.36	$1.88	$2.26	$1.28	$2.22	$2.35-$4.12
Exercise price	$0.20-$0.80	$0.80	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28	$2.06	$2.35-$4.12
Expected volatility	54.26%-54.44%	52.25%	50.58%	50.86%	36.37%	39.34%	38.33%	66.25%	59.99% - 64.92%
Expected life (years)	10	10	10	10	10	10	10	10	10
Expected dividend yield	—	—	—	—	—	—	—	—	—
Risk-free interest rate	2.96%-3.22%	1.61%	2.5%	2.58%	2.43%	1.46%	1.10%	0.92%	1.07%-1.69%

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date.

Compensation costs recognized for the six months ended June 30, 2020 and 2021 were $0 and $1,564,673, respectively.

Long Term Incentive Plan

In 2017, 2018 and 2019, the Company granted ordinary shares bonus entitlement units to the Company’s executive officers pursuant to the 2017 LTIP. Upon vesting and redemption, each unit award is converted into a cash payment equal to the number of units multiplied by the per-share fair market value of the Company’s ordinary shares on the day following the Company’s receipt of a redemption notice.

The quoted fair value on the reporting date is based on the closing price per ADS of $2.03 and $1.90 as of December 31, 2019 and December 31, 2020, respectively.

The quoted fair value on the reporting date is based on the closing price per ADS of $2 and $3.30 as of June 30, 2020 and June 30, 2021, respectively.

The Company’s 2017 LTIP is described as follows:

	For the six months Ended June 30
	2020	2021
Balance at January 1	232,000	215,133
Awards exercised	—	(13,867)
Awards forfeited	(50,600)	—

Balance at June 30	181,400	201,266

Balance exercisable, end of period	173,400	201,266

The Company’s 2018 LTIP is described as follows:

	For the six months Ended June 30
	2020	2021
Balance at January 1	168,089	142,445
Awards exercised		(9,928)
Awards forfeited	(38,466)	—

Balance at June 30	129,623	132,517

Balance exercisable, end of period	56,030	89,309

The Company’s 2019 LTIP is described as follows:

	For the six months Ended June 30
	2020	2021
Balance at January 1	491,020	386,950
Awards forfeited	(104,070)	—

Balance at June 30	386,950	386,950

Balance exercisable, end of period	—	128,983

Each bonus entitlement unit grants the holders of the LTIPs a conditional right to receive an amount of cash equal to the per-unit fair market value of the Company’s ordinary shares and ADSs, respectively, on the settlement date. The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

The Company recognized total expenses of $166,992 and $765,201 in respect of the LTIPs for the six months ended June 30, 2020 and 2021, respectively. As of December 31, 2020 and June 30, 2021, the Company recognized compensation liabilities of $1,073,593 and $1,429,303 as current (classified as other payables), respectively, and $111,990 and $272,242 as non-current, respectively.

18.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to safeguard cash as well as maintain financial liquidity and flexibility to support the development of its product candidates and programs as a going concern through the optimization of the debt and equity balance.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. The capital structure of the Company mainly consists of borrowings and equity of the Company. Key management personnel of the Company review the capital structure periodically. In order to maintain or balance the overall capital structure, the Company may adjust the amounts of long-term borrowings, or the issuance of new shares capital or other equity instruments.

As of June 30, 2021, there was no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements other than those restrictions disclosed in Note 11 under October/November 2019 Loan Facility that has been repaid as at 30 June 2021.

19.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statements of cash flows as cash flows from financing activities.

				Non-cash changes
	January 1, 2020	Interest Paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	June 30, 2020
Lease Liabilities – current	$264,543	(20,125)	(129,366)	138,900	—	20,125	$274,077
Lease Liabilities – non-current	$490,835	—	—	(138,900)	—	—	$351,935
Long-term borrowings (Note 11)	$17,065,305	—	—	—	(561,323)	616,029	$17,120,011
Long-term borrowings from related parties (Notes 11 and 21)	$566,176	—	—	—	—	41,483	$607,659

				Non-cash changes
	January 1, 2021	Interest paid	Net proceeds/ (repayment)	Additions/ (Transfers)	Others*	Interest expense	June 30, 2021
Lease Liabilities – current	$271,624	(13,330)	(208,142)	217,827	—	13,330	$281,309
Lease Liabilities – non-current	$281,149	—	—	(217,827)	—	—	$63,322
Long-term borrowings (Note 11)	$15,183,421	—	—	—	(192,177)	223,536	$15,214,780
Current borrowings (Notes 11 and 21)	$2,900,971	(355,744)	(2,700,000)	—	—	154,773	$—
Current borrowings from related parties (Notes 11 and 21)	$617,912	(117,986)	(550,000)	—	—	50,074	$—
Interest payables (Note 10)	$735,510	(736,469)	—	—	—	172,222	$171,263

*	Others comprise mainly foreign currency translation differences. For lease liabilities, it also includes lease modifications and disposals.

20. FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments not measured at fair value

The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.	Fair value of financial instruments measured at fair value on a recurring basis

1)	Fair value hierarchy

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$—	$—	$137,926	$137,926

Financial liabilities at fair value through profit or loss
Derivative financial liabilities	$—	$—	$267,000	$267,000

There were no financial assets or liabilities measured at fair value as at June 30, 2021 and there was no transfers between Levels 1 and 2 in the current and prior periods.

2)	Valuation techniques and inputs applied for Level 3 fair value measurement

a)

The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. At June 30, 2020, the historical volatility used were 84.63%.

b)

The fair values of non-listed domestic and foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. At June 30, 2020, assuming all other inputs remain equal, if discount for lack of marketability increases by 1%, the fair value would decrease by $723; if discount for lack of control increases by 1%, the fair value would decrease by $723.

c)

The fair value of derivative financial instrument with warrants and convertibility right are determined using binomial evaluation method with discount rate 13.19% to 14.12% assessing by market bond yield curve and risk-free rate premium. As of June 30, 2020, the historical volatility used was 92.6% during the past 1 year.

d)

The Company wrote off the derivative financial instruments in the period ended June 30, 2021 due to the repayment of the Convertible Loan Facility and the October/November 2019 Loan Facility as disclosed in Note 11.

c.	Categories of financial instruments

	December 31, 2020	June 30, 2021
Financial assets

Financial assets at fair value through profit or loss
Derivative financial assets	$137,926	$—
Financial assets at amortized cost (1)	14,427,678	94,240,208
Financial liabilities

Financial liabilities at fair value through profit or loss
Derivative financial liabilities	267,000	—
Financial liabilities at amortized cost (2)	24,228,678	18,623,894

1)	The balances include financial assets at amortized cost, which comprise of cash and cash equivalents and refundable deposits.

2)	The balances include financial liabilities at amortized cost, which comprise of trade payables, partial other payables and long-term borrowings.

d.	Financial risk management objectives and policies

The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. In order to minimize the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

1)	Market risk

The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).

a)	Foreign currency risk

The Company had foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2020
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	S$	458,878	0.7566	$347,187
GBP		£49,524	1.3651	£67,605
Financial liabilities

Monetary items
SGD	S$	(15,722,226)	0.7566	$(11,895,436)
GBP		£(184,320)	1.3651	(251,615)

	June 30, 2021
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	S$	2,480,688	0.7437	$1,844,888
Financial liabilities

Monetary items
SGD	S$	(15,581,025)	0.7437	$(11,587,608)

Sensitivity analysis

The Company is mainly exposed to the Singapore Dollar.

The following table details the Company’s sensitivity to a 5% increase and decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax loss where the U.S. dollar strengthens 5% against the relevant currency. For a 5% weakening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss, and the balances below would be negative.

	For the six months ended June 30
	2020	2021
Profit or loss*
SGD	$(501,842)	$(487,150)
GBP	42,523	(8,840)

*	This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)	Interest rate risk

The Company is exposed to interest rate risk because entities in the Company borrowed funds at fixed interest rates.

The sensitivity analysis below is determined based on the Company’s exposure to interest rates for fixed rate borrowings at the end of the reporting period, and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Company’s pre-tax loss for the six months ended June 30, 2020 and 2021 would have decreased/increased by $74,189 and $153,860, respectively.

2)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.

3)	Liquidity risk

The Company manages liquidity risk by monitoring and maintaining a level of cash and cash equivalents that are deemed adequate to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of long-term borrowings and ensures compliance with repayment conditions.

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of its ordinary shares sponsoring ADSs, domestic follow-on offering of ordinary shares offering, venture debt and shareholder loans. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from June 30, 2021.

On February 25, 2021 and March 4, 2021, the Company had completed a private placement raising for gross proceeds of $18.0 million and closed a public offering with gross proceeds $69.0 million. Please refer to Note 13 for details. On July 13, 2021, the company closed a secured loan facility of up to $45 million provided by K2 HealthVentures (K2HV). Please refer to Note 24a for details.

21.	TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the companies which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.	Related party name and category

Related Party Name	Related Party Category
JANK Howden Pty Ltd	Related party in substance
Others	Key Management Personnel

b.	Loans from related parties

Related Party Category/Name	December 31, 2020	June 30, 2021
Related party in substance / JANK Howden Pty Ltd	$500,000	$—
Key Management Personnel / Others	50,000	—

	$550,000	$—

Interest Payable

Related Party Category/Name	December 31, 2020	June 30, 2021
Related party in substance / JANK Howden Pty Ltd	$61,711	$—
Key Management Personnel / Others	6,201	—

	$67,912	$—

Interest expense

	For the six months Ended June 30
Related Party Category/Name	2020	2021
Related party in substance / JANK Howden Pty Ltd	$37,713	$45,522
Key Management Personnel / Others	3,771	4,552

	$41,484	$50,074

The loans from the related parties are unsecured.

c.	Compensation of Key Management Personnel

	For the six months Ended June 30
Related Party Category/Name	2020	2021
Short-term employee benefits	$927,751	$1,073,166
Post-employment benefits	43,254	58,300
Share-based payments recognized	166,992	765,201

	$1,137,997	$1,896,667

The remuneration of directors and key executives was determined by the remuneration committee based on the performance of individuals and market trends.

22.	SEGMENT INFORMATION AND SEASONALITY

The Company’s major business is research and development and operates only in one single segment. The Board of directors, which allocates resources and assesses performance of the Company as a whole, has identified that the Company has only one reportable operating segment. There is no revenue from the Company’s major products and services as of June 30, 2020 and June 30, 2021.

The Company’s operations is not effected by any significant seasonality fluctuations.

23.	MATERIAL LICENSE AGREEMENTS

Almirall

In 2012, the Company originally entered into a global licensing agreement with Almirall to develop DHODH inhibitor, LAS186323, which the Company refers to as ASLAN003, for rheumatoid arthritis (excluding any topical formulation), without upfront payments. Under the license agreement, the Company agreed to fund and develop ASLAN003 to the end of Phase 2 through a development program conducted in the Asia-Pacific region.

The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize ASLAN003 products for all human diseases with primary focus on oncology diseases, excluding topically-administered products embodying the compound for keratinocyte and hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. As of June 30, 2021, the Company did not accrue for the above contingent payments since the milestones have not yet been achieved.

CSL

The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as ASLAN004) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended in May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize ASLAN004 for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop ASLAN004 products in accordance with the development plan, to obtain marketing approvals for ASLAN004 products worldwide and to commercialize ASLAN004 products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of ASLAN004. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved and as of June 30, 2020, milestone has not been met, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of ASLAN004 products ranging between a mid-single digit percentage and 10%. As of June 30, 2021, the aforementioned milestones have not been met.

24.	OTHER ITEMS/ SUBSEQUENT EVENTS

a.

On July 13, 2021, the company announced that it had closed a secured loan facility provided by K2 HealthVentures (K2HV). Under the terms of the facility, K2HV will provide the Company up to $45 million of secured debt financing. The facility consists of a $20 million initial term loan funded at closing, with the remaining $25 million subject to certain terms and conditions. In connection with the closing of the loan facility, the Company issued a warrant to purchase ordinary shares (the “K2 Warrant”) to K2HV. The number of ordinary shares exercisable under the K2 Warrant equals (i) 2.95% of the aggregate original principal amount of the term loans funded to the Company divided by (ii) the warrant price of $0.5257 per ordinary share (equivalent to $2.6285 per ADS). The K2 Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. The K2 Warrant is exercisable until its expiration on July 12, 2031.

b.

On July 13, 2021, upon closing of the secured loan facility with K2HV, under the terms of the financing, the Company repaid its outstanding loans with CSL Finance Pty Ltd in the amount of $4.2 million, comprising $4.0 million loan principal and $0.2 million accrued interest.